[redacted]

08031980

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12726

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 (MM/DD/YY) AND ENDING 03/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICAP CORPORATES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center 1100 Plaza Five

(No. and Street)

Jersey City (City) New Jersey (State) 07311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillp Curry 212-341-9746

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2008
THOMSON REUTERS

SEC
Mail Processing
Section
MAY 30 2008
Washington, DC
101

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Philip Curry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICAP CORPORATES LLC, as of March 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ROSEMARY GIUNTA
NOTARY PUBLIC, State of New Jersey
No. 2297663
Qualified in Hudson County
Commission Expires March 7, 2013

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICAP Corporates LLC

Statement of Financial Condition

March 31, 2008

ICAP Corporates LLC
Index
March 31, 2008

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
ICAP Corporates LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of ICAP Corporates LLC (the "Company") at March 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 22, 2008

ICAP Corporates LLC
Statement of Financial Condition
March 31, 2008

(dollars in thousands)

Assets	
Cash and cash equivalents	$ 35,307
Cash and securities segregated under federal regulations	6,989
Deposits with clearing organizations	15,196
Securities owned, at estimated fair value	385
Securities owned, at estimated fair value, not readily marketable	6,002
Receivable from brokers, dealers and clearing organizations	1,639,367
Commissions receivable, net of allowance for doubtful accounts of $135	13,949
Receivable from customers	79,946
Receivable from affiliate	1,236
Prepaid expenses and other assets	10,221
Total assets	$ 1,808,598
Liabilities and Member's Equity	
Liabilities	
Payable to brokers and dealers	$ 1,672,488
Payable to customers	39,972
Payable to affiliate	543
Accrued expenses and accounts payable	19,336
Total liabilities	1,732,339
Commitments and contingencies (Note 7)	
Member's equity	76,259
Total liabilites and member's equity	$ 1,808,598

The accompanying notes are an integral part of this financial statement.

(dollars in thousands)

1. Organization

ICAP Corporates LLC (the "Company") is a Delaware limited liability company. The Member is ICAP Securities USA LLC a subsidiary of ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA has two Members: ICAP North America Inc. ("INAI") and First Brokers Holdings Inc. ("FBHI").

The Company is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

The Company, headquartered in New Jersey, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industries Regulatory Authority ("FINRA") and has four trading licenses with the New York Stock Exchange ("NYSE"). The Company operates primarily in the interdealer market in bonds listed on the New York and American stock exchanges, over the counter corporate bonds, preferred stock, direct access, National Association of Securities Dealers Automated Quotation System ("NASDAQ") market making, credit and equity derivatives, certificates of deposits, collateralized mortgage obligations and other asset-backed corporate debt securities.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

Cash and cash equivalents at March 31, 2008 include approximately $34,945 of short-term highly liquid money market mutual funds. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. In addition, approximately $24,448 is held at one financial institution.

Securities owned are recorded at estimated fair value. Securities owned primarily consist of U.S. government, corporate obligations and equities. Customers' securities transactions are recorded on a settlement date basis.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in the statement of financial condition. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate. The amount of collateral received and delivered under these agreements approximates the amounts on the statement of financial condition.

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgment is adequate to absorb potential credit losses.

The Company is party to Tax Sharing Agreements ("the Agreements") with INAI and FBHI. As a single member limited liability company, it is not treated as a separate taxable entity.

(dollars in thousands)

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No.48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how a Company should recognize, measure, present and disclose its financial statements for uncertain tax positions that a company has taken or expects to take on a tax return. The interpretation is effective for fiscal years beginning after December 15, 2007. The Company will adopt the provisions of FIN 48 during the fiscal year ending March 31, 2009 which is expected to have no material impact on the Company's financial statements.

All financial assets and financial liabilities are carried at fair value or stated at amounts which approximate fair value, as all such financial instruments are short term in nature.

3. Cash and Securities Segregated Under Federal Regulations

Cash in the amount of $5,000 has been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3. The Company computes a PAIB Reserve, which requires that the Company maintain minimum segregated cash in the amount of total credits per the Reserve Computation. As of March 31, 2008, treasury bills with the market value of $1,989 has been segregated in proprietary accounts of introducing broker-dealers ("PAIB") reserve account.

4. NYSE Share Sale

The NYSE Group common shares are subject to a three-year restriction, which expire in equal one-third installments. The second installment expired on March 8, 2008. The remaining installment will expire March 2009. The Company has estimated the fair value on these restricted shares to be approximately $5,607 which is included in "securities owned, at estimated fair value, not readily marketable" on the statement of financial condition.

On June 20, 2007, the Company sold the remaining 106,900 NYSE common shares from the second restriction installment upon expiration of the restriction in March 2007.

5. Receivable from Brokers, Dealers and Clearing Organizations and Payable to Brokers and Dealers

	Receivable		Payable
Deposits paid for securities borrowed	$ 1,527,375	Deposits received for securities loaned	$ 1,498,621
Fail to deliver	100,682	Fail to receive	163,273
Other	11,310	Other	10,594
	$ 1,639,367		$ 1,672,488

6. Receivable from and Payable to Customers

Receivable from and payable to customers includes amounts due on cash transactions arising from customer fails to receive and fails to deliver.

(dollars in thousands)

7. Commitments and Contingencies

The Company is involved in litigation arising in the ordinary course of its business. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material adverse effect on the Company's financial condition. However, the Company can provide no assurance that such actions will not be material to our operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

The Company has satisfied collateral requirements with a clearing organization at March 31, 2008 by depositing one uncollateralized letters of credit in the amount of $25,000.

No amounts were outstanding on the letters of credit as of March 31, 2008.

8. Net Capital Requirements

As a registered broker-dealer and member of the NYSE, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC. The Company computes its net capital under the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The Rule may prohibit a member firm from expanding its business or paying cash dividends, if resulting net capital would be less than 5% of aggregate debit balances or 120% of the minimum dollar amount required. At March 31, 2008, the Company had net capital of approximately $47,210, which exceeded the minimum requirement of $1,806 by approximately $45,404.

9. Employee Benefits

The Company participates in an affiliate's trusteed profit sharing plan (the "Plan") covering substantially all of its employees, under which Company contributions are made at the discretion of management. The Plan includes a 401(k) provision whereby employees are allowed to contribute a portion of their earnings. On a discretionary basis, the Company matches a portion of the employee contributions. The Company pays its respective portion of administrative expenses on behalf of the Plan.

10. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company generally executes transactions as a riskless principal between undisclosed principals. If the riskless principal transactions do not settle because of failure by either counterparty to perform, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security at the time of discharge is different from the contract amount of the transaction. However, the Company does not anticipate non-performance by counterparties in the above situation.

In order to facilitate customer transactions and increase revenue opportunities or as a result of customer, broker or technological error, the Company may participate as a matter of policy in certain marketplaces by posting quotations or by acting as a principal on unmatched trades. As a matter of Company policy, any principal positions will be liquidated as soon as reasonably practicable. The Company does not engage in proprietary trading.

(dollars in thousands)

The Company has loaned to brokers and dealers, securities owned by other brokers and dealers having a market value of approximately $1,424,606 and received cash or other collateral with a value of approximately $1,498,621. If a borrowing broker or dealer does not return a security, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstance, the Company may incur a loss equal to the amount by which the market value of the security on the date of nonperformance exceeds the value of the loan or the collateral from the broker or dealer. In addition, the Company has borrowed from other brokers and dealers, securities having a market value of approximately $1,455,137and has given cash or other collateral with a value of approximately $1,527,375. In the event a lender does not return the collateral, the Company may be subject to a loss equal to the amount by which the collateral exceeded the market value of the security borrowed.

In addition, pursuant to the terms of the clearing agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right, and therefore the Company recorded no liability for the year ended March 31, 2008.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

The contractual amount of purchase and sale transactions at March 31, 2008 was approximately $3,145,188 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have subsequently settled in the following month.

The Company's policy is to monitor its market exposure and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. The Company does not anticipate nonperformance by the counterparties.

11. Transactions with Affiliates

The Company entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with shared occupancy, fixed assets and administrative services (including finance, human resources, operations, legal and electronic data processing functions). During the year ended March 31, 2008, the Company has a payable relating to these fees was approximately $543.

At March 31, 2008 the Company had a receivable of $1,236 with INAI related to the SEEPP.

In addition, the Company provides clearing services for foreign and domestic affiliates. An affiliate of IBHNA provides clearing services for the Company. The parent, ICAP Securities USA LLC, has guaranteed the Company's payment and performance to certain stock loan counterparties.

Amounts receivable from affiliates are non-interest bearing and due on demand.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To Member of
ICAP Corporates LLC

In planning and performing our audit of the financial statements of ICAP Corporates LLC (the "Company") as of and for the year ended March 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 22, 2008

END